

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

NEWS RELEASE

GITENNES PERUVIAN PROJECTS CONTINUE TO YIELD STRONG RESULTS

Vancouver, March 17, 2005: Gitennes Exploration Inc. (TSX-GIT) wishes to update shareholders on its exploration activities at the Tucumachay and Urumalqui Projects in Peru.

The **Tucumachay Project** is located in central Peru, a three-hour drive from the Andean city of Huancayo. Since the last update (22-11-2004), work at the property has included rock-chip and reconnaissance soil sampling, geological reconnaissance and drill permit-related studies by contractors working on behalf of the Company.

Gitennes is pleased to announce that a new area of gold mineralization has been found, and that the Sinkhole and Leonardo targets continue to return strong, consistent intervals of gold mineralization. Two overlapping styles of gold mineralization appear to be present within the southern portion of a major anticline – "Contact" and "Breccia".

Target	Sample length (metres)	Gold (g/t)	Silver (g/t)	Style
Leonardo	10.1	5.23	3.0	Contact
Leonardo N	10.0	5.82	1.7	Contact
	3.6	2.23	0.9	Contact
	5.9	6.02	1.3	Contact
	10.0	5.50	1.7	Contact
Greg	6.0	5.23	6.8	Contact
	13.5	5.11	1.0	Contact
	10.0	6.31	1.0	Contact
	8.0	7.52	1.2	Contact
Sinkhole	4.8	4.62	25.0	Breccia
	24.0	1.15	1.2	Breccia
	16.0	0.52	0.7	Breccia
	54.0	0.85	1.2	Breccia
	12.0	0.93	0.6	Breccia
	40.0	0.44	0.7	Breccia
	16.0	0.88	0.9	Breccia
	40.0	0.98	0.8	Breccia
	40.0	0.78	0.8	Breccia
	8.0	0.66	3.4	Breccia

Contact-style mineralization occurs in the uppermost Condorsinga dolomite, in close proximity to the contact with overlying sandstones ("favourable contact"). This style of mineralization occurs in scattered, ledge-like outcrops of dark jasperoid rock, replacing beds and occurring along fractures. Previously reported results for the "Cliff" and "Leonardo" targets include mineralization of this type. Breccia-style occurs within the southern core of the anticline, beneath the Contact-style targets. This type of mineralization is hosted within large areas of fractured and brecciated dolomite.

The Cliff – Leonardo – Leonardo N – Greg targets occur along an 1800-metre length of the southwestern limb and nose of the anticline. The Greg showing has been traced for 100 metres and the Leonardo and Leonardo N are 350 metres apart. The Leonardo is 500 metres from the Cliff. None of the intervening terrains have as yet been sampled. True thicknesses are not known, but will be less than the sample lengths. The "Sinkhole" samples are collected within an area 200 by 250 metres in size.

Reconnaissance soil sampling has been undertaken along portions of the favourable contact. Samples are taken 50 metres apart, along compass and pace lines on both the east and west limbs of the fold. Though not yet complete, this sampling highlights a 6-kilometre "unfolded" length of this contact, where anomalous to highly anomalous gold-in-soil samples are associated with equally anomalous As, Hg, Tl, and Ag values. Limited prospecting follow-up has found mineralized float; more rigorous sampling is needed to determine the source of these anomalies.

Current exploration at Tucumachay includes grid geophysics, an expanded rock-sampling programme, more soil geochemical sampling and geological mapping. This work will continue for the next 8 to 12 weeks, with a drill programme planned early in the second half of 2005.

Gitennes has an option to earn a 100% interest (subject to a 60% earn-back option) in the Tucumachay Project from Inmet Mining Corp. Gitennes and Inmet have agreed to extend the initial deadline to December 31, 2005, by which time the Company must spend a minimum US$ 600,000. All other terms of the agreement remain unchanged.

The **Urumalqui Project** is located in north-central Peru, a two-hour drive east of the coastal city of Trujillo. Exploration at Urumalqui is being done in joint venture with Meridian Gold Inc. (50% interest).

Delineation drilling has tested the Urumalqui Vein structure with a series of step-out and deep undercutting holes to vertical depths of up to 190 metres. The zone remains open and stronger at depth to the southeast (URU04-29; 3.7 m grading 1.49 g/t gold & 124.1 g/t silver). Two holes (URU04-18 & 19) suggest that the vein is developed with less certainty at its northwestern end. Five intervening holes (URU04-30, 32 to 35) returned results comparable to those obtained in the 2003 drilling, including the associated broad zone of low grade (0.3 to 0.7 g/t) gold mineralization enveloping the vein.

Hole	From (m)	To (m)	Length (m)	Au g/t	Ag g/t
URU04-30	170.75	174.90	4.15	0.61	93.2
URU04-32	128.50	132.40	3.90	2.24	159.9
including	128.50	130.00	1.50	4.99	322.5
URU04-33	197.95	204.80	6.85	1.31	293.3
URU04-34	213.60	220.35	6.75	0.10	25.7
URU04-35	96.40	97.70	1.30	0.90	129.0

Drilling has highlighted a 700-metre segment of the Urumalqui Vein that offers the best potential for development, with an average grade of 1.69 g/t gold and 196.4 g/t (5.7 oz/t) silver across an average width of 3.25 metres. Drilling within this block is too wide-spaced (70- to 100-metre separations) to permit a resource estimate.

Elsewhere on the property, three holes tested the La Mariscala West structure. Hole URU04-21 intersected a high grade vein grading 500 g/t silver and 0.5 g/t gold over 1.0 metre within a 58-metre wide zone of low grade gold mineralization grading 0.26 g/t gold and 8.9 g/t silver. Step-out hole URU04-22 also encountered a broad zone of low grade gold, but no similar vein.

Two holes (URU04-24 & 25) tested a short portion of the Candual structure. The best hole is 25, returning an core interval grading 198 g/t silver and 0.66 g/t gold over 3.70 metres. 3-D IP surveys over the Candual structure reveal a strong chargeability anomaly to depth and along strike, suggesting the potential size of the Candual structure is much larger than originally thought.

Three holes (URU04-26, 27 and 28) tested the La Mariscala East structure. Low grade gold and silver values were encountered, however drilling suggests that this structure is significantly different from other zones on the property. Thick zones of sulphide-rich hydrothermal breccia, patchy quartz and intense phyllic alteration indicate that the zone is not an epithermal target.

The 3-D IP survey detected a second, larger chargeability anomaly starting 200 metres north of the La Mariscala East structure. The anomaly was modeled to be deep (at least 200 metres depth), approximately 200 by 400 metres in size, and open to the north and east. A single hole (URU04-31) tested the geophysical anomaly, encountering disseminated pyrite-hematite mineralization from 155 metres down to the end of the hole at 350 metres, associated with altered and fractured tuff. Silicification and phyllic alteration appear to increase with depth. Minor copper mineralization was also noted. It appears that hole 31 intersected a very large hydrothermal system, the centre of which is most probably outside the current grid survey area.

Based upon two successive years of drilling, the Urumalqui property offers a vein silver opportunity with an important co-product gold credit. Though there remains considerable scope for definition drilling within the main vein structure, the near-term plans for Urumalqui are to assess the results to date and expand the geophysical survey to the north and east of URU04-31.

Field work at both the Tucumachay and Urumalqui Projects is supervised by Jerry Blackwell, P.Geo. and James Foster, P.Geo. Analytical services are provided by ALS Chemex Laboratories based in Lima, Peru.

The technical information contained in this release has been reviewed by Jerry Blackwell., P. Geo., who is a Qualified Person as defined by National Instrument 43-101.

For further information, contact:

Jerry Blackwell, President

"Jerry Blackwell"

Jerry Blackwell, P.Geo
President